
SI 10035185 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28,2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

cm

SEC FILE NUMBER
8-67444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EUREKACAP PARTNERS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

673 FIFTH AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BURKE FARNELL (212)308-3962
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Burke Farnell swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurekacap Partners Inc, as of December 31 , 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN D. GARAMELLA
Notary Public, State of New York
No. 01GA6021268
Qualified in Nassau County
Commission Expires March 8, 2011

x ______________________
Signature

Director
Title

x ______________________
Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SI PC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDER OF EUREKACAP PARTNERS INC

We have audited the accompanying statement of financial condition of Eurekacap Partners Inc as of December 31, 2009, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurekacap Partners Inc as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen & Company, P.C.

New York, NY
February 8, 2010

EUREKACAP PARTNERS INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and Cash Equivalents	$258,054
Prepaid Taxes	771
Prepaid Insurance	383
Receivable From Parent	26,135
	$285,343

LIABILITIES AND NET WORTH

Liabilities:	
Accrued Expenses Payable	850
	850
Net Worth	
Common Stock	100
Paid In Capital	99,900
Retained Earnings	184,493
	284,493
	$285,343

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Income:	
Commission Income	$374,785
Expenses:	
Salaries and Related Expenses	211,598
Pension	11,350
Commissions	48,976
Rent	30,650
Regulatory Expenses	1,990
Professional Fees	25,002
Insurance	1,618
Promotional Expenses	9,697
Office Expenses	2,560
Other Expenses	14,180
	357,621
Income Before Income Taxes	17,164
Provision For Income Taxes	2,915
Net Income	$14,249

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - Beginning of Year	$100	$99,900	$170,244	$270,244
Net Income			14,249	14,249
Balance - End of Year	$100	$99,900	$184,493	$284,493

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income	$14,249
Adjustments to Reconcile Net Income to Cash	
From (Used in) Operating Activities:	
(Increase) Decrease in Assets:	
Receivable From Parent	(26,135)
Prepaid Taxes	1,167
Net Cash From (Used For) Operating Activities	(10,719)
Net Cash Increase (Decrease) for the Year	(10,719)
Cash and Equivalents - Beginning of Year	268,773
Cash and Equivalents - End of Year	$258,054

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Organization of the Company

The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i).

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Related Party Transactions

Under the terms of an agreement with Eureka Capital Partners (HK) Limited ("EH Hong Kong"), the Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, EH Hong Kong pays all overhead and operational expenses incurred by the Company plus 3.1% of such expenses. All income of the Company was earned under the terms of this agreement.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2009, the Company's net capital of $257,204 was $252,204 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.33 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 8, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

EUREKACAP PARTNERS INC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
December 31, 2009

Balance - Beginning of Year	$ -0-
Additions or Withdrawals	-0-
Balance - End of Year	$ -0-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

DECEMBER 31, 2009

Shareholder's Equity		$284,493
Non Allowable Assets:		
Prepaid Taxes		(771)
Prepaid Insurance		(383)
Receivable From Parent		(26,135)
Total Capital Before Charges		257,204
Charges to Net Capital		-0-
Net Capital		$257,204
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $5,000		5,000
Capital in Excess of all Requirements		$252,204
Capital Ratio (Maximum Allowance 1,500%)		
(*) Aggregate Indebtedness Divided by Net Capital	850 =0.33% 256,070	
(*) Aggregate Indebtedness		
Accrued Expenses Payable	$850	
	$850	

* NO MATERIALDIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL AND COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Shareholder
Eurekacap Partners Inc

Gentlemen:

In planning and performing our audit of the financial statements of Eurekacap Partners Inc as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Eurekacap Partners Inc to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leonard Rosen & Company, P.C.

New York, New York
February 8, 2010

EUREKACAP PARTNERS INC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

LEONARD ROSEN & COMPANY, P. C.
Certified Public Accountants